UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report:  May 13, 2011
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Item 1 — Information Contained in this Form 6-K Report
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007; AND
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: May 13, 2011	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER RESULTS
Highlights
•	Declared a cash dividend of $0.25 per share for the quarter ended March 31, 2011, up from $0.22 per share in the previous quarter.
•	Reported first quarter adjusted net income of $5.6 million, or $0.10 per share (excluding specific items which increased GAAP net income by $1.5 million, or $0.02 per share).
•	Over 62 percent of first quarter revenue days earned average fixed time-charter rate of $24,243 per day; significantly above average spot TCE of $17,978 per day earned on remaining spot revenue days.
•	In May 2011, entered into a one-year time-charter for an existing Aframax tanker commencing in June 2011.
•	Total liquidity of $297.5 million as of March 31, 2011.
Hamilton, Bermuda, May 12, 2011 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its first quarter results for 2011. During the quarter, the Company generated $15.7 million in Cash Available for Distribution(1). Today, Teekay Tankers declared a dividend of $0.25 per share(2) for the first quarter of 2011, which will be paid on May 27, 2011 to all shareholders of record on May 20, 2011. The first quarter dividend was calculated using the weighted average number of shares outstanding for the quarter ended March 31, 2011, a methodology that is consistent with the Company’s dividend policy(3).
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 14 consecutive quarters, which now totals $6.395 per share on a cumulative basis (including the $0.25 per share dividend to be paid on May 27, 2011).
“While we benefited from an increase in the average tanker rates generated by our spot-trading fleet, the first quarter’s dividend was primarily supported by revenues generated by our fixed-rate time-charter portfolio and income earned on our investment in two VLCC mortgage loans,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “With spot tanker rates being weak, we expect to continue benefiting from the strong fixed-rate cash flow generated by our contracted fleet. We recently entered into a new 12 month time-charter for one of our Aframax tankers at a similar rate to its expiring time-charter, which brings our fixed-rate coverage for the last three quarters of 2011 to 60 percent and for 2012 to 33 percent, further supporting our future dividend payments.”
Mr. Chan continued, “With almost $300 million of available liquidity, Teekay Tankers remains well positioned to pursue attractive growth opportunities.”

(1)
Cash Available for Distribution represents net income (loss) excluding depreciation and amortization, unrealized (gains) losses from derivatives, any non-cash items or write-offs of other non-recurring items, and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation (Teekay), referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(2)	Please refer to Appendix B to this release for the calculation of the cash dividend amount.

(3)
As a result of the Company’s issuance of 9.9 million new Class A common stock in February 2011, the dividend payable on approximately 4.5 million of common shares in excess of the 57.4 million weighted average share count for the first quarter of 2011, amounting to approximately $1.1 million, will be funded from the Company’s working capital.

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Estimated Second Quarter 2011 Dividend
The table below presents the estimated cash dividend per share for the quarter ending June 30, 2011 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate time-charter contracts and the effect of scheduled vessel drydockings. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table. In addition, the Company’s Aframax and Suezmax spot rates earned during the second quarter of 2011 may not necessarily equal industry averages:

Q2 2011 Dividend
Estimate	Suezmax Spot Rate Assumption (TCE per day)
Dividend Per Share*	$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax Spot Rate Assumption (TCE per day)
$10,000	0.15	0.17	0.19	0.22	0.24	0.28	0.31
$15,000	0.18	0.20	0.22	0.24	0.27	0.31	0.34
$20,000	0.21	0.23	0.25	0.27	0.30	0.33	0.37
$25,000	0.23	0.26	0.28	0.30	0.33	0.36	0.40
$30,000	0.26	0.28	0.31	0.33	0.36	0.39	0.42
$35,000	0.29	0.31	0.34	0.36	0.38	0.42	0.45

*
Estimated dividend per share is based on estimated Cash Available for Distribution, less $0.45 million for scheduled principal payments related to one of the Company’s debt facilities and less a $1.2 million reserve for estimated drydocking costs and other vessel capital expenditures. Based on the estimated weighted average number of shares outstanding for the second quarter of 61.9 million shares.

Tanker Market
While average crude tanker freight rates improved slightly in the first quarter of 2011, they remained relatively weak, due primarily to an oversupply of vessels relative to demand. Rising bunker costs during the first quarter also had a negative impact on tanker earnings. However, a number of factors led to a gradual improvement in tanker rates during the course of the quarter. In the Atlantic, severe ice conditions in the Baltic coupled with disruption to Libyan oil supply as a result of political unrest, led to volatility in European crude tanker rates, particularly in February. The decline in Libyan production also prompted OPEC to increase crude oil production, adding to tanker tonne-mile demand. In the Pacific, the devastating earthquake in Japan on March 11th led to an increase in fuel and crude oil imports for power generation, which provided support to Pacific Aframax rates in March and April.
The world tanker fleet grew by 6.5 million deadweight tonnes (mdwt), or 1.4 percent, during the first quarter of 2011 compared to 5.2 mdwt, or 1.2 percent, in the same period last year. There has been a notable increase in charterer discrimination against first generation double-hull tankers with a small number of early 1990s-built vessels sold for scrap in the early part of this year. In combination with the current weakness in spot tanker rates, the rising trend in scrap steel prices may lead to an increase in scrapping later in 2011.
According to the International Energy Agency (IEA), global oil demand is expected to reach 89.4 million barrels per day (mb/d) in 2011, an increase of 1.4 mb/d, or 1.6 percent, from 2010 as global GDP is projected to grow by 4.4 percent in 2011. Growth in global oil demand in 2011 is expected to be primarily driven by non-OECD countries, in particular China where oil demand grew by 10 percent year-on-year in the first quarter of 2011.
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Financial Summary
The Company reported adjusted net income(1) (as detailed in Appendix A to this release) of $5.6 million, or $0.10 per share, for the quarter ended March 31, 2011, compared to adjusted net income of $2.6 million, or $0.05 per share, for the quarter ended December 31, 2010. Adjusted net income excludes a number of specific items which had the net effect of increasing net income by $1.5 million and $5.9 million for the three months ended March 31, 2011 and December 31, 2010, respectively, as detailed in Appendix A. Including these items, the Company reported net income, on a GAAP basis, of $7.1 million and $7.8 million for the quarter ended March 31, 2011 and December 31, 2010, respectively. Net revenues (2) increased to $31.1 million for the first quarter of 2011 compared to $29.6 million in the prior quarter.
For accounting purposes, the Company is required to recognize the changes in the fair value of its derivative instruments on the statements of income. This method of accounting does not affect the Company’s cash flows or the calculation of cash available for distribution, but results in the recognition of unrealized gains or losses on the statements of income.
The Company’s financial statements for the prior periods include historical results of vessels acquired by the Company from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.
Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and offhire bunker expenses:

	Three Months Ended
	March 31, 2011	December 31, 2010
Time-Charter Fleet
Aframax revenue days	508	515
Aframax TCE per revenue day (i) (ii)	$22,639	$23,369
Suezmax revenue days	270	276
Suezmax TCE per revenue day(i)	$26,836	$26,297

Spot Fleet
Aframax revenue days	301	267
Aframax TCE per revenue day	$17,182	$13,602
Suezmax revenue days	269	237
Suezmax TCE per revenue day(ii)	$18,870	$16,107

Total Fleet
Aframax revenue days	809	782
Aframax TCE per revenue day(i) (ii)	$20,607	$20,032
Suezmax revenue days	539	513
Suezmax TCE per revenue day(i) (ii)	$22,857	$21,591

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include profit sharing agreements.

(ii)	The TCE rates in the table above exclude the results of the Esther Spirit and Iskmati Spirit prior to the acquisition of these vessels by the Company during the fourth quarter of 2010.

(1)
Adjusted net income is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com

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Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of May 1, 2011:

	Aframax	Suezmax	VLCC	Number of
	Fleet	Fleet	Fleet	Owned Vessels
Time-Charter Vessels	5	3	—	8
Spot Vessels	4	3	—	7
Newbuilding	—	—	1	1

Total	9	6	1	16

The fleet list above includes a VLCC newbuilding that Teekay Tankers owns through a 50/50 joint venture it entered into with Wah Kwong Maritime Transport Holdings Limited in October 2010. The newbuilding is scheduled to deliver in April 2013 at which time it will commence a time-charter to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.
In May 2011, the Company entered into a one-year fixed-rate time-charter contract for the Aframax tanker, Everest Spirit. The charter is expected to commence in June 2011.
Including the income earned by the Company from the loans it made in July 2010 secured by first-priority ship mortgages on two VLCC newbuildings, which are equivalent in amount to two vessels trading on fixed-rate bareboat charters, the Company currently has fixed-rate coverage of approximately 60 percent for the remainder of fiscal 2011.
Liquidity
As of March 31, 2011, the Company had total liquidity of $297.5 million (which consisted of $20.3 million of cash and $277.2 million in an undrawn revolving credit facility), compared to total liquidity of $186.7 million as at December 31, 2010. Total liquidity increased primarily as a result of the Company’s recently completed follow-on equity offering, which provided net proceeds to the Company of $107.6 million. The Company used the net offering proceeds to repay outstanding debt under its revolving credit facility, which may be redrawn to fund future acquisitions.
Availability of 2010 Annual Report
Teekay Tankers Ltd. filed its 2010 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 12, 2011. Copies are available on Teekay Tankers’ web site, under “Investor Briefcase”, at www.teekaytankers.com. Shareholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay Tankers’ Investor Relations.
Conference Call
The Company plans to host a conference call on May 12, 2011 at 1:00 p.m. (ET) to discuss its results for the first quarter. An accompanying investor presentation will be available on Teekay Tankers’ Web site at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 6221970.
•	By accessing the webcast, which will be available on Teekay Tankers’ Web site at www.teekaytankers.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, May 20, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 6221970.
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About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers owns a fleet of nine double-hull Aframax tankers and six double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Tankers owns a VLCC newbuilding, through a 50 percent joint venture which is scheduled to deliver in April 2013. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekaytankers.com
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2011	December 31, 2010	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	19,125	19,838	22,692
Net pool revenues from affiliates	9,862	7,438	16,392
Interest income from investment in term loans	2,757	2,884	—

REVENUES	31,744	30,160	39,084

OPERATING EXPENSES
Voyage expenses	610	545	799
Vessel operating expenses	9,602	11,383	11,903
Depreciation and amortization	10,784	11,222	11,634
General and administrative	2,669	1,867	2,926

	23,665	25,017	27,262

Income from operations	8,079	5,143	11,822

OTHER ITEMS
Interest expense	(1,175)	(1,668)	(1,946)
Interest income	29	46	13
Realized and unrealized gain (loss) on derivative instruments (2)	453	4,404	(2,658)
Other expenses	(295)	(152)	(598)

	(988)	2,630	(5,189)

Net income	7,091	7,773	6,633

Earnings per share (3)
- Basic and diluted	0.12	0.17	0.16
Weighted-average number of Class A common shares outstanding
- Basic and diluted	44,890,411	38,938,048	19,500,000
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	57,390,411	51,438,048	32,000,000

(1)
Results for three Suezmax tankers the Iskmati Spirit, Kaveri Spirit, and the Yamuna Spirit and for two Aframax tankers, the Esther Spirit and Helga Spirit, for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A in this release.

(2)	Includes realized losses relating to interest rate swaps of $1.5 million, $1.5 million and $1.3 million for the three months ended March 31, 2011, December 31, 2010 and March 31, 2010, respectively.

(3)
Earnings per share is determined by dividing (a) net income of the Company after removing the amount attributable to the Dropdown Predecessor, by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2011	2010
	(unaudited)	(unaudited)
ASSETS
Cash	20,268	12,450
Pool receivable from related parties	6,212	8,606
Interest receivable	1,696	1,811
Other current assets	3,707	2,813
Due from affiliates	14,056	12,357
Vessels and equipment	746,980	757,437
Investment in term loans	116,184	116,014
Loan to joint venture	9,830	9,830
Other non-current assets	1,836	1,889
Goodwill	13,310	13,310

Total assets	934,079	936,517

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	10,030	10,073
Current portion of long-term debt	1,800	1,800
Current portion of derivative instruments	4,530	4,509
Other current liabilities	3,680	2,305
Due to affiliates	6,571	5,841
Long-term debt	348,778	452,228
Other long-term liabilities	15,286	17,072
Stockholders’ equity	543,404	442,689

Total liabilities and equity	934,079	936,517

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2011	March 31, 2010(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	17,971	18,016

FINANCING ACTIVITIES
Repayments of long-term debt	(450)	(900)
Prepayments of long-term debt	(103,000)	—
Proceeds from long-term debt of Dropdown Predecessor	—	49,122
Prepayments of long-term debt of Dropdown Predecessor	—	(58,126)
Contribution of capital from Teekay Corporation to Dropdown Predecessor	—	(13,226)
Net advances from affiliates	—	16,809
Proceeds from issuance of Class A common stock	112,054	—
Share issuance and other financing costs	(4,817)	(3)
Cash dividends paid	(13,613)	(8,320)

Net financing cash flow	(9,826)	(14,644)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(327)	(1,652)

Net investing cash flow	(327)	(1,652)

Increase in cash and cash equivalents	7,818	1,720
Cash and cash equivalents, beginning of the period	12,450	10,432

Cash and cash equivalents, end of the period	20,268	12,152

(1)
In accordance with GAAP, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, for the period from August 1, 2007 to April 14, 2010, and the Helga Spirit for the period from January 6, 2005 to May 11, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company. In addition, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Esther Spirit for the period from July 7, 2004 to November 8, 2010, and the Iskmati Spirit for the period from August 1, 2007 to November 8, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company.

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TEEKAY TANKERS LTD.
APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the stockholders of Teekay Tankers Ltd., a non-GAAP financial measure, to net income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the stockholders of Teekay Tankers Ltd. is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

			Three Months Ended
	March 31, 2011		December 31, 2010		March 31, 2010
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share	$	Share	$	Share
Net income — GAAP basis	7,091		7,773		6,633
Add:
Net loss (income) attributable to the Dropdown Predecessor	—		736		(1,553)

Net income attributable to shareholders	7,091	$0.12	8,509	$0.17	5,080	$0.16

Add (subtract) specific items affecting net income:
Unrealized (gain) loss on interest rate swaps(1)	(1,962)	$(0.03)	(5,941)	$(0.12)	1,333	$0.04
Other(2)	478	$0.01	—	—	—	—

Total adjustments	(1,484)	$(0.02)	(5,941)	$(0.12)	1,333	$0.04

Adjusted net income	5,607	$0.10	2,568	$0.05	6,413	$0.20

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(2)
Amount for the three months ended March 31, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants of the Company’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY TANKERS LTD.
APPENDIX B – CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)
Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income (loss) attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
March 31, 2011
(unaudited)

Net income	7,091
Add:
Depreciation and amortization	10,784
Amortization of debt issuance costs and other	53

Less:
Unrealized gain from derivative instruments	(1,962)
Non-cash accrual of repayment premium on term loans	(218)

Cash Available for Distribution before Reserves	15,748
Less:
Reserve for scheduled drydockings and other capital expenditures	(1,200)
Reserve for debt principal repayment	(450)

Cash Available for Distribution after Reserves	14,098

Weighted average number of common shares outstanding for the quarter ended March 31, 2011	57,390,411

Cash dividend per share (rounded)	$0.25

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s financial position and ability to acquire additional assets; estimated dividends per share for the quarter ending June 30, 2011 based on various spot tanker rates earned by the Company; the Company’s mix of spot market and time-charter trading in the second quarter of 2011 and the remainder of fiscal 2011, and fiscal 2012; anticipated drydocking and vessel upgrade costs; the Company’s ability to generate surplus cash flow and pay dividends; and potential vessel acquisitions, including the acquisition of vessels from Teekay Corporation or third parties, and their affect on the Company’s future Cash Available for Distribution. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected level of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations; increases in the Company’s expenses, including any drydocking expenses and associated offhire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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